                                                        Exhibit 1.A.5.c



                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                            TERM LIFE INSURANCE RIDER


DESCRIPTION

This Rider is part of the Policy to which it is attached if it is shown in the Policy Details pages of the Policy. The Insured under this Rider is shown on the Term Insurance Schedule Page.

BENEFIT

We will pay the term insurance upon receipt of due proof that the Insured died prior to the term expiry date, while the Rider is in force. Unless otherwise requested, the term insurance benefit will be paid to the same Beneficiary who receives the Policy's Net Death Benefit.

The amount of the term insurance benefit may vary. The benefit will be determined on each Monthly Processing Date while the Rider is in force. The term insurance benefit amount will be the lesser of:

           - the term insurance amount (as shown in the Term Insurance Schedule Page); or

           - the term insurance amount less the excess of the minimum Death Benefit of the Policy over the Policy Face Amount (plus the Policy Value if the Death Benefit Option 2 is in effect).

The Term Insurance Schedule Page will display the following information:

           -   the name and Age of the Insured;

           -   the term insurance amount;

           -   the Date of Issue of the term insurance; and

           -   the term expiry date.

CHANGE PROVISIONS

You may decrease the amount of term insurance if the request is made:

           -   during the lifetime of the Insured; and

           -   in writing while the Policy and term Rider are in force

A request to decrease the amount of term insurance will be effective on the Monthly Processing Date following the date of the Written Request. A supplemental Term Insurance Schedule will be issued. The schedule will include the following information:

           -   effective date of the decrease in amount of term insurance;

           -   the amount of the decrease in term insurance; and

           -   the remaining term insurance amount.

The Company reserves the right to establish a minimum limit for the amount of any decrease.

INCONTESTABILITY

Except for failure to pay Premiums, this Rider cannot be contested after the term insurance has been in force during the Insured's lifetime for two years from the Date of Issue.

SUICIDE EXCLUSION

We will not pay the term insurance amount if the Insured commits suicide, while sane or insane within two years from the Date of Issue of this Rider. Instead, We will only be liable for the amount of term cost of insurance charges paid.

FORM NO. CL1103-99                                                       PAGE 1

MISSTATEMENT OF AGE OR SEX

If the Age or sex of the Insured is misstated, the amount payable under this Rider will be such that the charges paid on the last Monthly Processing Date would have purchased at the Insured's correct Age or sex. No adjustment will be made if the Insured's Underwriting Class is unisex and there has been a misstatement of sex.

CHARGES

The monthly term cost of insurance charge will be the term Rider benefit amount as of the current Monthly Processing Date, divided by 1,000 and multiplied by the term insurance rate shown in the Term Insurance Schedule.

Charges for this Rider are payable as part of the Monthly Deduction due under this Policy.

The maximum term charges for each year are shown in the Term Insurance Schedule page. The maximum term charges are based on:

           - the 1980 Commissioners Standard Ordinary Mortality Table, Male, Female or Table B for unisex risks (Smoker or Non-smoker versions of these tables are used if the Insured is over age 17 year of age on the date of issue), and

           -   the appropriate increases in such tables for rated risks.

TERMINATION

This Rider will terminate on the first to occur of:

           -   the end of the grace period; or

           -   the termination or maturity of the Policy; or

           -   the Monthly Processing Date following a request for termination;
               or

           -   the term expiry date.

GENERAL

The Term Insurance Schedule page will show the Date of Issue of this Rider.

Except as otherwise provided, all conditions and provisions of the Policy apply to this Rider.

               [SIG]                              [SIG]
             Secretary                          President

FORM NO. CL1103-99                                                       PAGE 2

                             TERM INSURANCE SCHEDULE
           YOUR MONTHLY TERM COST OF INSURANCE CHARGES ARE GUARANTEED
                     NEVER TO GO HIGHER THAN THE FOLLOWING:

Insured's Name:              John Doe              Date of Issue:       11/15/1999
Term Insurance Amount:       $50,000               Term Expiry Date:    11/15/2063

        COST OF INSURANCE COST OF     COST OF INSURANCE              INSURANCE
        AGE          RATE PER         AGE          RATE PER        AGE         RATE PER
                      $1,000                        $1,000                       $1,000
         35           0.141           60            1.061           85           13.556
         36           0.148           61            1.171           86           14.918
         37           0.157           62            1.296           87           16.344
         38           0.167           63            1.439           88           17.808
         39           0.179           64            1.602           89           19.333

         40           0.191           65            1.781           90           20.942
         41           0.206           66            1.975           91           22.668
         42           0.221           67            2.186           92           24.577
         43           0.239           68            2.412           93           26.764
         44           0.256           69            2.660           94           29.637

         45           0.277           70            2.941           95           33.931
         46           0.300           71            3.313           96           41.279
         47           0.324           72            3.631           97           56.040
         48           0.350           73            4.058           98           83.333
         49           0.379           74            4.541           99           83.333

         50           0.410           75            5.063
         51           0.447           76            5.622
         52           0.490           77            6.214
         53           0.538           78            6.833
         54           0.593           79            7.496

         55           0.654           80            8.230
         56           0.723           81            9.054
         57           0.795           82            9.997
         58           0.873           83           11.073
         59           0.962           84           12.267